SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 13)

                      Old Stone Corporation
                        (Name of Issuer)

              Common Stock, par value $1.00 per share
          Cumulative Voting Convertible Preferred Stock,
              Series B, par value $1.00 per share
                   (Title of class of securities)

                            680293107
                            680293305
                         (CUSIP Number)

David P. Berkowitz, Manager   With a copy to:
Manticore Properties, LLC                 Morris Orens, Esq.
110 East 42nd Street, 18th Floor          Shereff, Friedman, Hoffman &
New York, New York  10017                 Goodman, LLP
                                          919 Third Avenue
(212) 286-0300                            New York, New York 10022
                                          (212) 758-9500

   (Name, address and telephone number of person authorized to receive notices and communications)

                        August 26, 1999
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 680293107                             Page 2 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Manticore Properties, L.L.C. (133974831)

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            1,606,488 Common Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          1,606,488 Common Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,606,488 Common Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    18.91%

     14        TYPE OF REPORTING PERSON*
                    OO

                          SCHEDULE 13D

CUSIP No. 680293305                             Page 3 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Manticore Properties, L.L.C. (133974831)

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            299,016 Preferred Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          299,016 Preferred Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     299,016 Preferred Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    28.56%

     14        TYPE OF REPORTING PERSON*

                          SCHEDULE 13D

CUSIP No. 680293107                             Page 4 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.(133700768)

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            340,790 Common Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,606,488 Common Shares
                9   SOLE DISPOSITIVE POWER
  REPORTING          340,790 Common Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,606,488 Common Shares

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,947,278 Common Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    22.91%

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D

CUSIP No. 680293305                             Page 5 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Gotham Partners, L.P.(133700768)

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            4,600

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        299,016 Preferred Shares
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     299,016 Preferred Shares

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     303,616 Preferred Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    29.00%

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D

CUSIP No. 680293107                             Page 6 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners III, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            25,441 Common Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,606,488 Common Shares
                9   SOLE DISPOSITIVE POWER
  REPORTING          25,441 Common Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,606,488 Common Shares

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,631,929 Common Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    19.20%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 680293305                                 Page 7 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners III, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            1,650

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        299,016 Preferred Shares
                9   SOLE DISPOSITIVE POWER
  REPORTING          1,650
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     299,016 Preferred Shares

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    300,666 Preferred Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     28.72%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 680293107                                 Page 8 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES           719,057 Common Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING         719,057 Common Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    719,057 Common Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     8.55%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

SCHEDULE 13D

CUSIP No. 680293305                                 Page 9 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES           170,198 Preferred Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING    170,198 Preferred Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
           170,198 Preferred Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     16.26%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

                                                           Page 10 of 14 Pages

                          SCHEDULE 13D

This Amendment No. 13 amends and supplements the Statement on
Schedule 13D, as previously amended (this "Statement"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), Gotham Partners II, L.P., a New York limited partnership ("Gotham II"), Gotham Partners III, L.P., a New York limited partnership ("Gotham III"), together the ("Funds") and Manticore Properties, LLC, a Delaware limited liability company (the "Purchaser"), wholly-owned by Gotham, Gotham II, Gotham III and Gotham International Advisors, a Delaware limited liability company ("Gotham Advisors"), relating to the beneficial ownership of shares of Common Stock, par value $1.00 per share (the "Common Shares") and shares of Cumulative Voting Convertible Preferred Stock, Series B, par value $1.00 per share (the "Preferred Shares" and together with the Common Shares, the "Shares") of Old Stone Corporation, a Rhode Island corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Statement.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.


Item 2 is hereby amended and restated in its entirety as follows.

Item 2. Identity and Background

This Statement is being filed by Gotham with respect to shares directly owned by it and indirectly owned by it through the Purchaser, Gotham III with respect to shares directly owned by it and indirectly owned by it through the Purchaser, and Gotham Advisors with respect to shares owned by Gotham International. The Purchaser, Gotham, Gotham III and Gotham Advisors are together the "Reporting Persons".

Effective July 1, 1998, Gotham converted to a Section 3(c)(7) exempt entity from a Section 3(c)(1) exempt entity under the Investment Company Act of 1940, as recently amended (the "Act"). Gotham III was created in connection with Gotham's conversion in order to provide an investment entity for those limited partners of Gotham who did not meet the definition of a "qualified purchaser" set forth in Section 2(a)(51) of the Act. Only "qualified purchasers" may invest in Section 3(c)(7) exempt entities. Gotham distributed approximately 1.09% of its assets and liabilities to withdrawing limited partners, who contributed such assets and liabilities to Gotham III in return for limited partnership interests therein.

Effective October 1, 1998, Gotham II was dissolved. In connection with its dissolution, Gotham II distributed all of its assets and liabilities to withdrawing limited partners. The withdrawing limited partners who are qualified purchasers, contributed such assets and liabilities to Gotham in return for limited partnership interest therein. A withdrawing limited partner who is not a qualified purchaser, contributed such assets and liabilities to Gotham III in return for a limited partnership interest therein.

Each of Gotham and Gotham III was formed to engage in the buying and selling of securities for investment for it's own account. Gotham Advisors was formed for the purpose of providing a full range of investment advisory services, including acting as the investment manager of one or more investment funds or other similar entities, including Gotham International.

                                                          Page 11 of 14 Pages

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

The aggregate purchase prices of the Shares purchased by Gotham
International and reported in this Amendment No. 13 was $408,726. All of the funds required for these purchases were obtained from the general funds of Gotham International.


Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by adding the following:

Based on the Company's Post-Effective Amendment No. 1 to the
Registration Statement on Form S-8 (Reg. No. 33-21440), dated January 26, 1989, the Preferred Shares are convertible at the option of the holder for a period of twenty years after February 20, 1981 on the basis of one and one-third Common Shares for each two Preferred Shares during the first five years and thereafter are convertible on the basis of one and one-third Common Shares for that number of Preferred Shares determined by dividing the per share book value of the Common Shares as defined in the resolution creating the Preferred Shares by $20.00 but in no event will the number of Preferred Shares exchanged for one and one-third Common Shares be less than two shares.

On the basis of the foregoing, the Preferred Shares held by the Reporting Persons are convertible into Common Shares on the basis of two Preferred Shares for each one and one-third Common Share. Accordingly, the 299,016 Preferred Shares owned by the Purchaser are convertible into 199,344 Common Shares, the 4,600 Preferred Shares owned by Gotham are convertible into 3,067 Common Shares, the 1,650 Preferred Shares owned by Gotham III are convertible into 1,100 Common Shares and the 169,198 Preferred Shares owned by Gotham International are convertible into 105,602 Common Shares.

The Purchaser beneficially owns 1,606,488 Common Shares (including the 199,344 Common Shares into which the Preferred Shares owned by the Purchaser are convertible) or 18.91% of the outstanding Common Shares (which would be outstanding following such conversion) and 299,016 or 28.56% of the outstanding Preferred Shares. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares is held by the Purchaser. Gotham and Gotham III have shared power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares as described below.

Gotham beneficially owns an aggregate of 1,947,278 or 22.91% of the outstanding Common Shares, of which (i) 340,790 Common Shares are directly owned by Gotham (including the 3,067 Common Shares into which the Preferred Shares owned by the Gotham are convertible), and (ii) 1,606,488 Common Shares are indirectly owned by Gotham through the Purchaser. Gotham beneficially owns an aggregate of 303,616 or 29.00% of the outstanding Preferred Shares, of which (i) 4,600 Preferred Shares are directly owned by Gotham, and (ii) 299,016 Preferred Shares are indirectly owned by Gotham III through the Purchaser. Gotham III beneficially owns an aggregate of 1,631,929 or 19.20% of the outstanding Common Shares, of which (i) 25,441 Common Shares are directly owned by Gotham III (including 1,100 Common Shares into which the Preferred Shares owned by the Gotham III are convertible), and (ii) 1,606,488 Common Shares are indirectly owned by Gotham III through the Purchaser. Gotham III beneficially owns an aggregate of 300,666 or 28.72% of the outstanding Preferred Shares, of which (i) 1,650 Preferred Shares are directly owned by Gotham III, and (ii) 299,016 Preferred Shares are indirectly owned by Gotham III through the Purchaser.

   Page 12 of 14 Pages

Gotham International owns 719,057 Common Shares (including the
113,465 Common Shares into which the Preferred Shares owned by Gotham International are convertible) or 8.55% of the outstanding Common Shares (which would be outstanding following such conversion) and 170,198 Preferred Shares or 16.26% of the outstanding Preferred Shares. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of such Shares is held by Gotham Advisors.

The number of shares beneficially owned by each of the Reporting
Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 8,297,046 outstanding Common Shares and 1,046,914 outstanding Preferred Shares of the Issuer as of June 30, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 1999.

(b) Pursuant to the Investment Management Agreement, Gotham
Advisors currently has the power to vote and to dispose of all of the Common Stock beneficially owned by Gotham International.

             c) The tables below set forth information with respect to all purchases of Shares by the Purchaser, Gotham, Gotham III and Gotham International during the last sixty days. In each case, the transactions were effected through open-market purchases.

Date         Shares Purchased         Price per Share


Common Stock

Gotham International

07/20/99            1,700                 2.8125
07/30/99           50,000                 2.7700
08/02/99            5,543                 2.8125
08/03/99            3,000                 2.8125
08/04/99            1,000                 2.8125
08/06/99            2,700                 2.8125
08/09/99            2,000                 2.8125
08/17/99            1,500                 2.8125
08/25/99           15,246                 2.8125

Date         Shares Purchased         Price per Share

Preferred Stock

Gotham International

07/12/99            5,000                15.1875
07/13/99              895                15.0625
07/16/99            2,400                15.0625
08/04/99            1,700                15.0625
08/17/99              800                15.0625
08/26/99            1,000                15.0625

 Except as described above, none of the Purchaser, Gotham, Gotham
II, Gotham III, Gotham International, Gotham Advisors, Section H, DPB, DPB, Mr. Ackman or Mr. Berkowitz has affected any transactions in the securities of the Company since the last amendment.

(d) and (e).   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by the following:

None of the Purchaser, Gotham, Gotham II, Gotham III Gotham
International, Gotham Advisors, Section H, DPB, DPB, Mr. Ackman or Mr. Berkowitz is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees or profits, divisions of profit or leases or the giving or withholding of proxies.

                                                       Page 13 of 14 Pages





After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 26, 1999

                                     MANTICORE PROPERTIES, LLC



                                     By: /s/ David P. Berkowitz
                                     Name:  David P. Berkowitz
                                     Title:    Manager


                                     GOTHAM PARTNERS, L.P.

                                     By:  Section H Partners, L.P.,
                                          its general partner

                                     By: DPB Corporation
                                          a general partner of Section H
                                          Partners, L.P.



                                     By: /s/ David P. Berkowitz
                                     Name: David P. Berkowitz
                                     Title: President

                                     GOTHAM PARTNERS III, L.P.

                                     By:  Section H Partners, L.P.,
                                           its general partner

                                     By: DPB Corporation
                                          a general partner of Section H
                                          Partners, L.P.



                                     By: /s/ David P. Berkowitz
                                     Name:  David P. Berkowitz
                                     Title: President


                                     GOTHAM INTERNATIONAL ADVISORS, L.L.C.



                                     By:  /s/ David P. Berkowitz
                                     Name:  David P. Berkowitz
                                     Title: Senior Managing Member

Exhibit Index

Exhibit No.    Description

Exhibit 1*    Agreement,dated November 14, 1997,
              among Manticore Properties, LLC,
              Gotham Partners, L.P. and
              Gotham Partners II, L.P.

Exhibit 2*    Agreement of Joint Filing

Exhibit 3*    Agreement of Joint Filing

_________________
* Previously filed.